

April 21, 2011

Mr. Paul A. Cloutier
Chief Financial Officer
BankFinancial Corporation
15W060 North Frontage Road
Burr Ridge, Illinois 60527

    Re: **BankFinancial Corporation**
           Form 10-K for the Fiscal Year Ended December 31, 2010
           Filed March 9, 2011
           File No. 000-51331

Dear Mr. Cloutier:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings clearly identifying new and deleted disclosure, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Pending Acquisition, page 61

1. We note your disclosure regarding your pending acquisition and the inclusion of Consolidated Balance Sheets and Statements of Operations of DG Bancorp. It appears you have provided the aforementioned on a voluntary basis. If so, the Staff would expect

complete audited historical financial statements consistent with Rule 3-05 of Regulation S-X. Please advise or revise as necessary.

Critical Accounting Policies

Intangible Assets, page 28

2. We note your disclosure here and in your risk factors (page 13) regarding the extent of your goodwill impairment testing during the fourth quarter 2010 (i.e. your use of a third party valuation firm, and that there was no impairment of your goodwill asset pursuant to the first step of the goodwill impairment test prescribed by ASC 350). Please confirm that you did not fail step one and tell us, and revise your future filings to disclose for each reporting period, the percentage by which fair value exceeded carrying value as of the date of the most recent test.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Loans and Loan Income, page 73

3. Please expand your future filings to disclose your policy for recognizing interest income on impaired loans, including how cash receipts are recorded pursuant to ASC 310-10-50-15 (b).

Goodwill and Other Intangible Assets, page 74

4. Please revise your future filings to state, if true, that in addition to the annual impairment testing date you also assess goodwill when indicators suggest that an impairment may have occurred.

Note 4 - Loans Receivable, pages 81

5. We note your added disclosures as a result of ASU 2010-20. Please expand your disclosure in future filings to address the following:

   - disclose the amount of net unamortized deferred fees and costs pursuant to ASC 310-10-50-4;
   - disclose the information required for nonaccrual and past due financing receivables as of each balance sheet date pursuant to see ASC 310-10-50-7;

- discuss the factors that influenced management's judgment to estimate the allowance for loan losses by portfolio segment including historical losses and existing economic conditions pursuant to ASC 310-10-50-11B (a) (1);
- disclose the activity in the allowance for credit losses by portfolio segment for each period pursuant to ASC 310-10-50-11B (c);
- disclose the information required by ASC 310-10-50-15 (a) (3) and (4) for each date a statement of financial position is presented;
- disclose the information required by ASC 310-10-50-15 (c) presented by class of financing receivable; and
- disclose in this note, the information required for troubled debt restructurings pursuant to ASC 310-10-50-33 & 34.

Note 10 - Income Taxes, pages 96

6. We note you have no valuation allowance for deferred tax assets at December 31, 2010 or 2009. Provide us with a robust analysis of the factors you considered in reaching your conclusion that a valuation allowance was unnecessary and that it was more likely than not that your DTA would be realized. Specifically tell us the positive and negative evidence you used to support your conclusion (provide us quantitative support as necessary), refer to ASC 740-10-30-21 & 22.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Hugh West
Branch Chief